UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO. 1)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐

Securities Act Rule 802 (Exchange Offer)	☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐

Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Kabushiki Kaisha Nippei Toyama

(Names of Subject Company)

Nippei Toyama Corporation

(Translation of Subject Companies’ Names into English (if applicable))

Japan

(Jurisdiction of Subject Companies’ Incorporation or Organization)

Komatsu Ltd.

(Names of Person(s) Furnishing Form)

Common Stock

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))

Komatsu Ltd.

Attn.: Hideshi Chikada

General Manager, Legal Department

2-3-6, Akasaka, Minato-ku, Tokyo 107-8414, Japan

(phone number: +81-3-5561-2603)

(Names, Addresses (including zip code) and Telephone Numbers (including area code) of Person(s)

Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A

(Date Tender Offer/Rights Offering Commenced)

PART I –– INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) The following documents are attached as exhibits to this Form:

Exhibit number	Description
1	English translation of a press release, dated April 30, 2008, of Komatsu Ltd. (“Komatsu”) and Nippei Toyama Corporation (“Nippei Toyama”) regarding the making of Nippei Toyama into a wholly-owned subsidiary of Komatsu through a share exchange.[1]

2	English translation of a public notice, dated May 1, 2008, of Nippei Toyama concerning a share exchange without a shareholders’ resolution.

(b) Not applicable.

Item 2. Informational Legends

A legend complying with Rule 802(b) under the U.S. Securities Act of 1933, as amended, is included in the English translation of the public announcement included as Exhibit 2.

PART II –– INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

PART III — CONSENT TO SERVICE OF PROCESS

Komatsu Ltd. has filed with the Commission a written irrevocable consent and power of attorney on Form F-X on April 30, 2008.

[1]	Previously furnished to the Commission as part of Form CB on April 30, 2008.

PART IV— SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Komatsu Ltd.

By:	/s/ Tadashi Okada
Name: Tadashi Okada
Title: Executive Officer

Date: May 1, 2008

Exhibit 2

Public Notice Concerning Share Exchange

To shareholders:

May 1, 2008

Hiroyuki Horii Representative Director and President NIPPEI TOYAMA Corporation 26-2, Minami-Ohi 6-chome, Shinagawa-ku, Tokyo

We hereby publicly announce that at the board of directors meeting held on April 30, 2008, Wednesday, we resolved that we would implement a share exchange through which we will become a wholly owned subsidiary of Komatsu Ltd. (Address: 3-6, Akasaka 2-chome, Minato-ku, Tokyo) effective as of August 1, 2008, Friday, without approval at a general meeting of shareholders as set forth in Article 783, Paragraph 1 of the Companies Act, in accordance with Article 784, Paragraph 1 of the Companies Act.

In addition, shareholders who desire to exercise the right of demand for purchase of shares are requested to notify such intention and the number of concerned shares in writing from 20 days prior to the effective date until the day immediately preceding the effective date.

[End of Document]

Rule 802 Legend

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgments.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.